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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20349

                                  SCHEDULE 13D
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1 (a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 1)*

                                ACME UNITED CORP.
                                (Name of Issuer)

      COMMON STOCK, PAR VALUE $.01 per share (Title of Class of Securities)

                                    004816104
                                 (CUSIP Number)

                                  R. Scott Asen
                                 c/o Asen & Co.
                              224 East 49th Street
                            New York, New York 10017

                                  212-758-2323
        (Name, Address, Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                 March 22, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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2
                                  SCHEDULE 13D


CUSIP NO.    004816104                                              Page 2 of 4

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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     R. Scott Asen
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (A) [ ]
     Not Applicable                                                     (B) [X]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*
     PF
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED                [ ]
     PURSUANT TO ITEMS 2(D) OR 2(E)
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6    CITIZENSHIP OR PLACE OR ORGANIZATION United States of America
--------------------------------------------------------------------------------
                 7   SOLE VOTING POWER

  NUMBER OF          223,600 shares of Common Stock
   SHARES        ---------------------------------------------------------------
BENEFICIALLY     8   SHARED VOTING POWER
  OWNED BY
                     None
                 ---------------------------------------------------------------
                 9   SOLE DISPOSITIVE POWER

                     223,600 shares of Common Stock
                 ---------------------------------------------------------------
                 10  SHARED DISPOSITIVE POWER

                     None
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     273,600 shares of Common Stock**
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.7%
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14   TYPE OF REPORTING PERSON*

     IN
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*SEE INSTRUCTIONS BEFORE FILLING OUT!

**See Item 5 regarding 50,000 shares owned by AB Associates as to which the Reporting Person may be deemed to hold beneficial ownership, but as to which he disclaims beneficial ownership.


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3


         This Amendment No. 1 amends and supplements the Statement on Schedule 13D (the "Original Statement") filed by R. Scott Asen (the "Reporting Person") with the United States Securities and Exchange Commission (the "SEC") on March 17, 2000. Except as set forth below, there are no changes to the information set forth in the Original Statement. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Original Statement.



ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

Item 3 is amended to read in its entirety as follows:

The aggregate amount of funds required to purchase the 223,600 shares of Common Stock owned by the Reporting Person was $400,469.99. The source of funds used by the Reporting Person to make the purchase of shares of Common Stock was personal funds.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Item 5 is amended to read in its entirety as follows:

     (a) The Reporting Person directly owns 223,600 shares of the Common Stock, which shares represent approximately 6.3% of the issued and outstanding shares of Common Stock (based on the total number of issued and outstanding shares of Common Stock being 3,554,055) (the "Total Outstanding Shares"), based on disclosures made by the Issuer's transfer agent to the Reporting Person. As a general partner of AB Associates, LP, a New York limited partnership ("AB Associates"), the Reporting Person may be deemed to beneficially own the 50,000 shares owned directly by AB Associates. The 223,600 shares of Common Stock owned directly by the Reporting Person plus the 50,000 shares of which he may be deemed a beneficial owner, in the aggregate represent approximately 7.7% of the Total Outstanding Shares. The Reporting Person hereby expressly disclaims beneficial ownership of any shares of Common Stock not owned directly by him.

     (b) The Reporting Person has sole voting, investment and dispositive power as to the 223,600 shares of Common Stock directly owned by him. As a general partner of AB Associates, the Reporting Person may be deemed to have voting, investment and dispositive power as to the 50,000 shares of Common Stock owned by AB Associates.

     (c) No transactions in the Common Stock of the Issuer were effected by the Reporting Persons, directly or indirectly, during the past sixty days, except for the following transactions:

          (i) The Reporting Person purchased shares of Common Stock during the past sixty days in the amounts and at the prices set forth below:

           Number of Shares                                Per Share Price
           ----------------                                ---------------
              40,000                                          $2.3125
              12,500                                          $2.25
               9,800                                          $2.4375
              18,500                                          $2.49595
              42,900                                          $2.50

     (d) Other than as disclosed herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock acquired by the Reporting Person.

     (e) Not applicable.


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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.


Dated:  March 24, 2000


                                        /s/ R. Scott Asen
                                        ---------------------------------
                                        R. Scott Asen